

SECUR 07001335 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBT Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NW Loop 281, Suite 100
(No. and Street)

Longview TX 75604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Quinn 903-295-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C., CPAs
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000, Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING SECTION
FEB 2007
WASH. D.C.
PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBT Securities, L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERYL A. DUNLAP
Notary Public State of Texas
COMM. EXP 11-15-2008

Notary Public

Signature

VP & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TBT SECURITIES, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CONTENTS



HARPER & PEARSON COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
TBT Securities, L.C.
Longview, Texas

We have audited the accompanying balance sheets of TBT Securities, L.C. (formerly known as BSC Securities, L.C.) as of December 31, 2006 and 2005 and the related statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBT Securities, L.C. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 2, 2007

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

ASSETS

	2006	2005
Cash and equivalents	$ 444,852	$ 602,483
Deposit with clearing agent (cash)	107,031	102,862
Receivable from clearing agent and others	106,461	162,595
Prepaid expenses	16,654	19,740
Equipment, net of accumulated depreciation of $143,341 and $163,938, in 2006 and 2005 respectively	70,078	31,856
Other assets, net	13,921	106,138
TOTAL ASSETS	$ 758,997	$ 1,025,674

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
Accounts payable	$ 82,958	$ 58,745
Accrued expenses	77,021	111,907
Due to customers	6,837	7,404
TOTAL LIABILITIES	166,816	178,056
MEMBERS' EQUITY	592,181	847,618
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 758,997	$ 1,025,674

The accompanying notes are an integral part of the financial statements.

TBT SECURITIES, L.C.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commission and fees	$ 1,343,554	$ 2,213,864
Other income	27,127	24,963
TOTAL REVENUES	1,370,681	2,238,827
EXPENSES		
Clearing agent fees	60,410	98,352
Broker compensation, commission, taxes and benefits	617,451	1,077,496
Employee compensation, taxes and benefits	291,911	461,174
Computer services	46,190	92,421
Depreciation and amortization	28,134	24,766
Rent	86,488	121,598
Advertising	8,012	32,751
Taxes, other than income	4,574	9,143
Other operating expenses	148,782	190,233
TOTAL EXPENSES	1,291,952	2,107,934
NET INCOME	78,729	130,893
MEMBERS' EQUITY, BEGINNING OF YEAR	847,618	933,987
MEMBER'S CONTRIBUTIONS	305,741	7,738
MEMBERS' WITHDRAWALS	(639,907)	(225,000)
MEMBER'S EQUITY, END OF YEAR	$ 592,181	$ 847,618

The accompanying notes are an integral part of the financial statements.

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 78,729	$ 130,893
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	28,134	24,766
Changes in operating assets and liabilities		
Deposit with clearing agent	(4,169)	29,839
Receivable from clearing agent and others	56,134	11,172
Prepaid expenses	3,086	6,731
Other assets, net	(1,483)	3,300
Accounts payable	24,213	45,268
Accrued expenses	(34,886)	(2,280)
Due to customers	(567)	(9,107)
Net cash provided by operating activities	149,191	240,582
INVESTING ACTIVITIES		
Sale of equipment	1,790	-
Purchase of equipment	(62,840)	(5,343)
Net cash used by investing activities	(61,050)	(5,343)
FINANCING ACTIVITIES		
Contributions by member	305,741	7,738
Withdrawals by members	(551,513)	(225,000)
Net cash used by financing activities	(245,772)	(217,262)
CHANGE IN CASH AND EQUIVALENTS	(157,631)	17,977
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	602,483	584,506
CASH AND EQUIVALENTS AT END OF YEAR	$ 444,852	$ 602,483
NON-CASH FINANCING ACTIVITIES:		
Distribution of goodwill to withdrawing partners	$ 88,934	$ -

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – TBT Securities, L.C. ("the Company") (formerly known as BSC Securities, L.C.) was formed under Texas State Law as a limited liability company on October 27, 1992 and is owned by Texas Bank & Trust, Longview ("Member"). The Company, under its former name commenced active operations in January 1993, when it purchased the discount brokerage operations of Longview Financial Services Company and formed an association with various banks. During 2005, certain Members of the Company elected to discontinue their association and in June, 2006 all but Texas Bank & Trust, Longview withdrew their ownership (see Note I). The Company changed its name beginning July 1, 2006

Nature of Operations – The Company is licensed as a full-service broker-dealer of securities. It principally acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the eastern and northeastern region of Texas; however, it is licensed to perform brokerage services for the public in the state of Texas and eleven other states.

Statement Presentation - An unclassified balance sheet is presented in accordance with industry standards.

Cash Equivalents – The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Credit Risk – The Company's money market deposits, which were $394,003 and $549,912 at December 31, 2006 and 2005 are insured by the Securities Investor Protection Corporation up to $500,000. It is the Company's practice to utilize high net worth clearing brokers to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Deposit with Clearing Agent – Deposit with clearing agent is valued at market value. Any difference between cost and market (or fair value) is included in income. The cost of the Company's deposit with clearing agent at December 31, 2006 and 2005 approximated market value.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company contracts with a clearing agent for the majority of securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company, through contractual agreements, also conducts transactions on behalf of its customers directly with certain issuers of investment and investment-related products, such as mutual funds and annuities. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent and others represents the Company's share of commissions for transactions conducted through the clearing agent and commissions receivable under contractual agreements from other sources for transactions directly with them.

Equipment and Depreciation – Equipment is recorded at cost and depreciated on the straight-line basis over the estimated lives of the assets which are generally three to five years.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts have been reclassified in the 2005 financial statements for comparative purposes. The reclassifications did not affect beginning of the year Members' equity.

NOTE B CASH

At December 31, 2006 and 2005, the Company had cash amounting to $24,000, segregated in a special reserve bank account for the benefit of customers under Rule 15(c)3-3 of the Securities and Exchange Commission (See Note E).

NOTE C NET CAPITAL REQUIREMENTS

In July 1994, the Company was approved by the NASD to amend its restriction letter and operate under a minimum capital requirement of $250,000 as set forth by the Securities and Exchange Commission Rule 15c3-1. Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2006.

Net Capital - Actual (Schedule I)	$ 470,949
Net Capital - Required (Schedule I)	250,000
Excess Net Capital	$ 220,949
Aggregate Indebtedness to Net Capital	.34 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2005.

Net Capital - Actual (Schedule III)	$ 676,647
Net Capital - Required (Schedule III)	250,000
Excess Net Capital	$ 426,647
Aggregate Indebtedness to Net Capital	.25 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2006 and 2005.

NOTE E RELATED PARTY TRANSACTIONS

The Company has a bank account with its Member, which is used for clearing customers' securities transactions. At December 31, 2006 and 2005, these accounts had a total balance of $6,837 and $7,404, respectively. Any balance in these accounts would also be shown as "Due to Customers" in the liabilities section of the accompanying balance sheets. In addition, the Company must maintain a special reserve bank account in the amount of 105% of the amount shown as "Due to Customers." This reserve account, which had a balance of $24,000 at December 31, 2006 and 2005, is also with a Member (See Schedule II and Note B).

The Company leases office space and equipment from the Member. Approximate lease costs for each of the years ended December 31, 2006 and 2005 was $86,000 and $122,000, respectively.

Approximate bank charges incurred on the clearing account at the Member for the years ended December 31, 2006 and 2005 were $15,000 and $17,000, respectively.

NOTE F COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a month to month operating lease with its Member (Note E) for office space and equipment. Rentals are payable on a monthly basis, and are determined upon the volume of space and equipment under lease for that month. At December 31, 2006, the Company estimates that its annual rentals will approximate $82,000 for each of the next five years.

NOTE G PENSION PLAN

The Company has a 401(k) pension plan covering substantially all employees. Company contributions for the years ended December 31, 2006 and 2005 were $31,093 and $45,812, respectively, and are included in the statements of income as a component of employee compensation and benefits.

NOTE H CONCENTRATION OF MARKET RISK

The Company provides securities brokerage services to customers located primarily in the eastern and northeastern regions of Texas. The revenue of the Company is directly influenced by the economy of these regions.

NOTE I DISSOLUTION OF ASSOCIATION

During 2005, the four Members of the Company agreed to dissolve the current ownership structure and operate their respective brokerage services independently. As a part of the dissolution, Texas Bank & Trust (TB&T) acquired the interests of the other Members based upon a formula that quantifies liquid capital plus fair market value of capital assets. The calculated amounts were distributed to the withdrawing Members, which approximated $640,000. TB&T contributed approximately $306,000 to the continuing operation. The Company is now wholly owned by TB&T, but will continue to be operated as a separate and distinct entity. The gross revenues of the Company included operations of the withdrawing Members through June 30, 2006. During 2006 and 2005, the three withdrawing Members accounted for approximately 16% and 50% of Company revenues, respectively. Management is of the opinion that it has reduced operating expenses in line with the expected reduction in revenues. TB&T has agreed to make necessary capital contributions to keep the Company in compliance with net capital requirements.

TBT SECURITIES, L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

TOTAL MEMBER'S EQUITY	$ 592,181
LESS NONALLOWABLE ASSETS	
Petty cash and deposit	-
Accounts receivable	(12,789)
Prepaid expenses	(16,654)
Equipment	(70,078)
Goodwill	(9,884)
Other assets	(3,725)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	479,051
HAIRCUTS ON SECURITIES POSITIONS	(8,102)
NET CAPITAL	470,949
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness or	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 220,949

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2006)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS Report (Unaudited)	$ 470,949
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 470,949

See independent auditor's report.

TBT SECURITIES, L.C.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 6,837
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	6,837
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 6,837
Amount required to be on deposit under rule 15c3-3	$ 7,178
Amount held on deposit in reserve bank account	$ 24,000
Amount of deposit	-
New amount in reserve bank account after deposit	$ 24,000
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006)	
Excess credits as reported in Company's Part II FOCUS report	$ 6,837
Excess credits per this computation	$ 6,837

See independent auditor's report.

TBT SECURITIES, L.C.
SCHEDULE III
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

TOTAL MEMBERS' EQUITY	$ 847,618
LESS NONALLOWABLE ASSETS	
Petty cash	(107)
Accounts receivable	(2,132)
Prepaid expenses	(19,740)
Equipment	(31,856)
Goodwill	(98,278)
Other assets	(7,860)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	687,645
HAIRCUTS ON SECURITIES	(10,998)
NET CAPITAL	676,647
MINIMUM NET CAPITAL - GREATER OF: 6 2/3% aggregate indebtedness or Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 426,647

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2005)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS Report (Unaudited)	$ 676,647
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 676,647

See independent auditor's report.

TBT SECURITIES, L.C.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 7,404
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	7,404
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 7,404
Amount required to be on deposit under rule 15c3-3	$ 7,773
Amount held on deposit in reserve bank account	$ 24,000
Amount of deposit	-
New amount in reserve bank account after deposit	$ 24,000
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)	
Excess credits as reported in Company's Part II FOCUS report	$ 7,404
Excess credits per this computation	$ 7,404

See independent auditor's report.

INFORMATION RELATING TO ADDITIONAL SCHEDULES NORMALLY REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the S.E.C.

The Company does not take control or possession of customer securities. Accordingly, this schedule is not presented.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

The Company does not maintain balances on behalf of its customers relating to commodity futures or options; accordingly; this schedule is not presented.

See independent auditor's report.


HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

February 2, 2007

To the Member
TBT Securities, L.C.

In planning and performing our audit of the financial statements and supplemental schedules of TBT Securities, L.C. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas

END